SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 2)

_______________________

REGIONAL HEALTH PROPERTIES, INC.

(Name of Issuer)

10.875% Series A Cumulative Redeemable Preferred Stock

(Title of Class of Securities)

75903M200

(CUSIP Number of Class

of Securities)

_______________________

Charles L. Frischer

4404 52nd Avenue NE

Seattle, WA 98105

______________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 7

13D

CUSIP No. 75903M200	Page 2 of 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles Frischer I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 342,365
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 342,365
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 342,365
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) 12.18%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 75903M200	Page 3 of 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Libby Frischer Family Partnership I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,000
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 11,000
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 75903M200	Page 4 of 7

This Amendment No. 2 to Schedule 13D amends certain information contained in the Schedule 13D filed jointly by Charles Frischer and Libby Frischer Family Partnership, a New York partnership, on January 26, 2018, as previous amended on August 27, 2018, with respect to their interests in shares of 10.875% Series A Cumulative Redeemable Preferred Stock, no par value (the “Preferred Stock") of Regional Health Properties, Inc., a Georgia corporation (the “13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3.    Source and Amount of Other Consideration

Item 3 is amended by adding the following:

Charles Frischer purchased directly and through his IRA, 19,587 shares of the Preferred Stock in the aggregate from October 18, 2018 through November 8, 2018 for an aggregate purchase price of $44,270.52. Mr. Frischer used his personal funds to acquire these shares of the Preferred Stock. On November 29, 2018, Mr. Frischer was gifted 750 shares.

Item 4.    Purpose of Transaction.

Item 4 is amended by adding the following paragraph:

On November 28, 2018, attorneys for Charles Frischer and three other holders of the Preferred Stock, who together with Mr. Frischer in the aggregate hold 26.18% of the Preferred Stock, sent a letter demanding a special meeting of the holders of the Preferred Stock be called for the purpose of electing two additional directors. The demand was made pursuant to Section 3.7 of the Articles of Organization of the Issuer that provides that upon the failure to pay dividends for any four consecutive or non-consecutive dividends period, the Board of Directors of the Issuer is automatically increased by two. Mr. Frischer and the other holders also jointly nominated Alex Gross and Mark Schneiderman to serve as these two additional directors of the Issuer.

Item 5.    Interest of Securities of the Issuer.

Item 5 is amended as follows:

(a) and (b) Beneficial ownership

As of the date of this Amendment No. 2 to Schedule 13D, the Partnership directly owns 11,000 shares of the Preferred Stock representing less than 1% of the total outstanding Preferred Stock. As of the date of this Schedule 13D, Mr. Frischer directly or through his IRA owns 331,365 shares of the Preferred Stock and he is the sole general partner of the Partnership. Accordingly, Mr. Frischer directly or indirectly beneficially owns 342,365 shares of the Preferred Stock representing approximately 12.18% of the outstanding Preferred Stock. The percentages set forth above and on the cover pages hereto represent percentages of the outstanding Preferred Stock based on a total of 2,811,535 shares of the Preferred Stock outstanding as of September 30, 2018, which amount is derived from amount reported in the Issuer’s Quarterly Report for the period ended on September 30, 2018.

13D

CUSIP No. 75903M200	Page 5 of 7

By virtue of their status as a “group” for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the Preferred Stock owned by the other Reporting Persons. Each Reporting Person Disclaims beneficial ownership of the Preferred Stock owned by the other Reporting Persons other than the Preferred Stock owned by the Partnership, which Mr. Frischer does not disclaim beneficial ownership.

Mr. Frischer has sole voting power and sole investment power with respect to 342,365 shares of the Preferred Stock.

(c)       Transactions during the past sixty days

Information with respect to each of the Reporting Person transactions effected during the past 60 days are set forth on Annex A hereto.

(d)       Right to receive dividends or proceeds

Not applicable.

(e)       Beneficial ownership of less than five percent

Not applicable.

Item 6.   Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended as follows:

The Reporting Persons have agreed to jointly seek to explore appropriate methods of maximizing the value of the Preferred Stock in the manner set forth in Item 4 above.

Charles Frischer has not entered into any contract, arrangement, understanding or relationship with respect to the securities of the issuer other than what was described in Item 4 and the above paragraph.

Item 7.    Materials to be Filed as Exhibits.

1.	Joint Filing Agreement, incorporated by reference to Exhibit 1 to the 13D
2.	Stockholder Proposal and Nomination Notice, dated November 28, 2018

13D

CUSIP No. 75903M200	Page 6 of 7

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of:  December 3, 2018

/s/ Charles Frischer
Charles Frischer

LIBBY FRISCHER FAMILY PARTNERSHIP

By:	/s/ Charles Frischer
Charles Frischer
General Partner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

13D

CUSIP No. 75903M200	Page 7 of 7

ANNEX A

Schedule of Transactions in Preferred Stock of the Issuer

During the Past 60 Days

Libby Frischer Family Partnership

None

Charles Frischer

Date of Transaction	Quantity Purchased	Price per share of the Preferred Stock

10/18/2018	8,958 (1)	$2.28
10/24/2018	6,501 (1)	$2.24
11/8/2018	4,182 (1)	$2.22
11/29/2018	750 (2)	n/a

(1)	Purchases were effected through open market or privately negotiated transactions.
(2)	Charles Frischer was gifted these shares.

[LETTERHEAD OF MELTZER LIPPE GOLDSTEIN & BREITSTONE, LLP]

David J. Heymann, Esq.
Direct Dial: 516-747-0300 Ext. 139
Email: dheymann@meltzerlippe.com

November 28, 2018

Regional Health Properties, Inc.
454 Satellite Boulevard NW, Suite 100
Suwanee, GA 30024
Attention: Mr. Brent Morrison, Interim Chief Executive Officer

Re:	Regional Health Properties, Inc. (the "Corporation")

Dear Mr. Morrison:

On behalf of Charles Frischer, Bruce Defnet, Robert Short and Palm Global Small Cap Master Fund, LP (collectively, the "Stockholders"), demand is hereby made pursuant to Section 3.7 of the Articles of Incorporation of the Corporation (the "Articles") that a special meeting of the holders of 10.875% Series A Cumulative Redeemable Preferred Stock (the "Preferred Stock") be called for the purpose of electing two additional directors to the Board of Directors. Mr. Frischer, Mr. Defnet, Mr. Short and Palm Global Small Cap Master Fund LP are the beneficial owners of 321,974 shares, 300,000 shares, 55,500 shares and 37,500 shares, respectively, of the Preferred Stock, representing collectively approximately 25.4% of the outstanding Preferred Stock.

Pursuant to Section 3.3 of the Articles, the Corporation is required to pay quarterly cash dividends on the Preferred Stock. If the Corporation fails to do so for any four consecutive or non-consecutive Dividend Periods, a Dividend Default occurs. The Corporation has failed to pay the dividends required on the Preferred Stock for four Dividend Periods. As such, pursuant to Section 3.3(a)(ii) of the Articles, holders of the Preferred Stock have the voting rights provided for in Section 3. 7 of the Articles. Section 3. 7 of the Articles further provides that upon a Dividend Default the Board of Directors of the Corporation is automatically increased by two and the holders of 25% of the Preferred Stock have the right to request a special meeting in order to elect these two Directors.

This letter shall also serve to nominate, on behalf of the · Stockholders, Mark Schneiderman and Alex Gross for election at the special meeting to serve as Directors until the Dividend Default is cured.

The proposal is submitted in accordance with Section 2.15(b ), of the corporate bylaws as well as the rules and regulations enacted under the Securities and Exchange Act of 1934 ( 15 U.S.C. §78a et seq.), specifically 17 C.F.R. §240.14a-8. Schedules A and B hereto list the

Regional Health Properties, Inc.
Attention: Mr. Brent Morrison, Interim Chief Executive Officer
November 28, 2018

qualifications of Mr. Schneiderman and Mr. Gross, respectively, as required by Section 2.15(b )(i) of the Bylaws of the Corporation. Please also see Schedule C hereto which, in accordance with Section 2.15(b)(ii) of the Bylaws, provides the information required by the nominating stockholders. Further, the Stockholders have not entered into any stockholder agreements or hedging transactions, and they will provide prompt written notice should they do so prior to the annual meeting. Lastly, we have enclosed consents from each Stockholder certifying that such Stockholder owns the Preferred Stock listed above, is nominating Mark Schneiderman and Alex Gross for election to the Corporation's Board of Directors to fill the two additional directorships required by Section 3.7(b) of the Articles, and authorizing Meltzer, Lippe, Goldstein and Breitstone, LLP to issue this proposal letter and nomination notice on such Stockholder's behalf (see the attached Schedules D, E, F, and G, respectively).

Very truly yours,

/s/ David J. Heymann
David J. Heymann

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